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Prospectus Supplement to Prospectus dated January 16, 2004

$1,856,759,000

SLM Student Loan Trust 2004-1

Issuer

SLM Funding LLC

Depositor

Sallie Mae, Inc.

Servicer and Administrator

Student Loan-Backed Notes

  On January 29, 2004, the trust will issue the following classes of notes offered by this prospectus supplement:

Class	Principal	Interest Rate	Maturity
Class A-1 Notes	$575,000,000	3-month LIBOR plus 0.04%	January 26, 2015
Class A-2 Notes	$329,000,000	3-month LIBOR plus 0.14%	July 25, 2018
Class A-3 Notes	$478,000,000	3-month LIBOR plus 0.21%	April 25, 2023
Class A-4 Notes	$246,000,000	3-month LIBOR plus 0.26%	October 27, 2025
Class A-5 Notes	$168,000,000	3-month LIBOR plus 0.32%	July 25, 2028
Class B Notes	$ 60,759,000	3-month LIBOR plus 0.50%	July 25, 2039

The trust will also issue one class of notes, the class A-6 notes, which are not being offered by this prospectus supplement. The class A-6 notes are reset rate notes. We are including information about the reset rate notes solely to provide a better understanding of the offered notes.

The trust will make payments, beginning on April 26, 2004, primarily from collections on a pool of consolidation student loans. In general, the trust will pay principal allocable to the class A notes sequentially to the class A-1 through class A-6 notes, in that order, until paid in full. The class B notes will not receive principal until the stepdown date, which is scheduled to occur on the distribution date in July 2009, and then will receive principal pro rata with the class A notes, so long as no trigger event is in effect for the related distribution date. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes.

We are offering the offered notes through the underwriters at the prices shown below, when and if issued. We have applied for a listing of the offered notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-29 of this supplement and on page 18 of the prospectus.

The notes are asset-backed securities issued by a trust. They are not obligations of SLM Corporation, the depositor, the Student Loan Marketing Association, the administrator, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	100.0%	0.180%	99.820%
Per Class A-2 Note	100.0%	0.225%	99.775%
Per Class A-3 Note	100.0%	0.280%	99.720%
Per Class A-4 Note	100.0%	0.330%	99.670%
Per Class A-5 Note	100.0%	0.350%	99.650%
Per Class B Note	100.0%	0.350%	99.650%

We expect the proceeds to the depositor from the sale of the offered notes to be $1,852,032,894 before deducting expenses payable by the depositor estimated to be $787,545.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Joint Book-Runners
Lehman Brothers	Morgan Stanley
Co-Managers
Goldman, Sachs & Co.
Merrill Lynch & Co.
RBS Greenwich Capital

January 21, 2004

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on January 28, 2004 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/000104746904002145/a2127110z424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing